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                          September 13, 2021

       Samantha Sacks Gallagher
       Executive Vice President
       VICI PROPERTIES INC.
       535 Madison Avenue
       20th Floor
       New York, NY 10022

                                                        Re: VICI PROPERTIES
INC.
                                                            Form S-4
                                                            Filed September 8,
2021
                                                            File No. 333-259386

       Dear Ms. Sacks Gallagher:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Stacey McEvoy, Esq.